================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ______________ to ______________

                           COMMISSION FILE NO. 1-10863

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         YORK INTERNATIONAL CORPORATION
                         INVESTMENT PLAN FOR PUERTO RICO

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         YORK INTERNATIONAL CORPORATION
                            631 South Richland Avenue
                            York, Pennsylvania 17403

================================================================================

                                      INDEX

                     Item                        Page
-----------------------------------------------  ----
Signature .....................................    2

Financial Statements and Supplemental Schedules    3

Exhibit Index .................................   15

Exhibits ......................................   16

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 YORK INTERNATIONAL CORPORATION
                                                 INVESTMENT PLAN FOR PUERTO RICO

Date:  June 25, 2004                    By:/s/ Jane G. Davis
                                           -------------------------------------
                                        Jane G. Davis
                                        Member, Pension and Investment Committee

                         YORK INTERNATIONAL CORPORATION
                         INVESTMENT PLAN FOR PUERTO RICO

                              Financial Statements
                                       and
                             Supplemental Schedules

                           December 31, 2003 and 2002

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension and Investment Committee of
York International Corporation:

We have audited the accompanying statements of net assets available for benefits of the York International Corporation Investment Plan for Puerto Rico as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the York International Corporation Investment Plan for Puerto Rico as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2003, and Schedule H, Line 4a - Schedule of Delinquent Participant Contributions, December 31 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Harrisburg, Pennsylvania
June 15, 2004

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

                 Statements of Net Assets Available for Benefits

                           December 31, 2003 and 2002

                                                    2003       2002
                                                  --------    -------
                   ASSETS
Investments:
    Mutual funds, at fair value                   $189,439    172,516
    Participant notes receivable, at cost            3,024      1,937
                                                  --------    -------
      Total investments                            192,463    174,453
                                                  --------    -------
Receivables:
    Employer's contribution                          3,397      3,381
    Participants' contributions                      3,143      5,319
    Interest                                             2        105
                                                  --------    -------
      Total receivables                              6,542      8,805
                                                  --------    -------
      Net assets available for benefits           $199,005    183,258
                                                  ========    =======

See accompanying notes to financial statements.

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

           Statements of Changes in Net Assets Available for Benefits

                     Years Ended December 31, 2003 and 2002

                                                                     2003        2002
                                                                   --------    --------
                     ADDITIONS

Additions to net assets attributed to:
  Investment results:
    Net appreciation (depreciation) in fair value of investments   $ 24,953    (16,668)
    Interest and dividends                                            4,346      3,950
  Contributions:
    Participants'                                                    41,131     51,071
    Employer's                                                        6,351     16,859
                                                                   --------    -------
       Net additions                                                 76,781     55,212
                                                                   --------    -------

                     DEDUCTIONS

Deductions from net assets attributed to:
  Benefits paid to participants                                      61,034     14,778
                                                                   --------    -------
       Net deductions                                                61,034     14,778
                                                                   --------    -------
       Net increase                                                  15,747     40,434

Net assets available for benefits:
  Beginning of year                                                 183,258    142,824
                                                                   --------    -------
  End of year                                                      $199,005    183,258
                                                                   ========    =======

See accompanying notes to financial statements.

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2003 and 2002

(1)   PLAN DESCRIPTION

      The following description of the York International Corporation (Company) Investment Plan for Puerto Rico (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      (a)   GENERAL

            The Plan is a defined contribution plan covering employees of the Company (Plan Sponsor) who are residents of Puerto Rico and have been employed for three months. The Plan is administered by a committee appointed by the Company's Board of Directors. The Plan assets are held by Fidelity Management Trust Company (Fidelity). The trustee of the Plan is Banco Popular. The Plan is subject to the provisions of the Puerto Rico Internal Revenue Code of 1994, as amended and the Employee Retirement Income Security Act of 1974 (ERISA).

      (b)   CONTRIBUTIONS

            Each year, participants may contribute up to ten percent of pretax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes 25 percent of participants' pretax contributions, limited to the first four percent of each employee's earnings contributed. The Company may also make qualified non-elective contributions ("QNECs") which are allocated in accordance with each participant's current investment directions and which become 100 percent vested immediately.

      (c)   INVESTMENT OPTIONS

            Upon enrollment in the Plan, participants may direct employee contributions in 10 percent increments in any of seventeen investment options.

            The "Retirement Money Market Portfolio Fund" seeks income while preserving capital and liquidity by investing in high quality U.S. dollar-denominated money market instruments of domestic and foreign issuers.

            The "Puritan Fund" is a mutual fund which seeks to obtain income and capital growth by investing in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks, and bonds.

            The "Large Cap Stock Fund" is a mutual fund which seeks long-term growth of capital by investing primarily in large cap stocks with above average growth characteristics trading at reasonable valuations.

            The "Equity Income Fund" is a growth and income mutual fund which seeks reasonable income with the potential for capital appreciation. The fund tries to achieve a yield that exceeds the composite yield of the S&P 500. It also considers the potential for capital appreciation when selecting investments. It invests primarily in income-producing equity securities (common and preferred stocks) but can also invest in bonds and convertible securities.

                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2003 and 2002

            The "OTC Portfolio Fund" is a growth mutual fund. It seeks capital appreciation by investing primarily in securities traded on the over-the-counter (OTC) market. Securities in which the Portfolio Fund may invest include common stocks, preferred stocks, securities convertible into common stocks and debt securities. Companies whose securities trade on the OTC market generally are smaller or newer companies than those on the New York and American Stock Exchanges.

            The "Overseas Fund" is an international growth fund. It seeks long-term capital growth primarily through investments in foreign securities. These investments may include common stock and securities convertible into common stock, as well as debt instruments. Normally, at least 65% of the fund's total assets will be invested in foreign securities.

            The "Freedom Income Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement.

            The "Freedom 2000 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2000.

            The "Freedom 2010 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2010.

            The "Freedom 2020 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2020.

            The "Freedom 2030 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2030.

            The "Freedom 2040 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2040.

            The "Spartan U.S. Equity Index Fund" is a growth and income fund. It seeks investment results that try to duplicate the composition and total return of the S&P 500. The fund invests primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the Index.

                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2003 and 2002

            The "U.S. Bond Index Fund" is an income fund. It seeks investment results that try to duplicate the composition and total return of the Lehman Brothers Aggregate Bond Index. The Lehman Brothers Aggregate Bond Index is a market value weighted performance benchmark investment-grade, fixed-rate debt index, including government, corporate, asset-backed, and mortgage-backed securities, with maturities of at least one year. The fund invests in investment grade (medium to high quality) securities or above with maturities of at least one year, including U.S. Treasury or government securities and corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.

            The "Low-Priced Stock Fund" is a growth mutual fund. It seeks to provide capital appreciation through investment in low-priced common stocks. Normally, at least 80% of the fund's total assets will be invested in low-priced common stocks (those priced at or below $35 per share).

            The "Mid-Cap Stock Fund" is a growth mutual fund. It seeks to provide a long-term growth of capital through investment in medium market common stocks. Normally, at least 80% of the fund's total assets will be invested in common stocks of companies with medium market capitalization's (those with market capitalization's similar to companies in the Standard and Poors Midcap 400 Index).

            The "York International Stock Fund" is an unmanaged non-diversified investment option consisting primarily of York International Corporation common stock, with a small portion of short-term money market instruments for liquidity. The liquidity is necessary to allow for daily transfers in and out of the fund. Also, participants do not receive shares of York International Corporation common stock for their investment; instead their balance is reported in units of participation. The fund's share price will vary in relation to the market price of York International Corporation common stock. During 2003, the Plan was amended to remove the "York International Stock Fund" as an investment option.

            Participants may change their investment options monthly.

      (d)   PARTICIPANT NOTES RECEIVABLE

            Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested Plan balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants Notes Receivable fund. Loan terms range from one to five years or up to a reasonable amount of time for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a fixed or variable rate of interest commensurate with the interest rates charged by persons in the business of lending money on a regional basis for loans that would be made under similar circumstances. The interest rate for outstanding loans was 9% at December 31, 2003 and 2002. Principal and interest are paid through payroll deductions.

      (e)   PARTICIPANTS' ACCOUNTS

            Each participant's account is credited with the participant's contribution and allocations of a) the Company's contribution and,
            b) Plan earnings (losses), and charged with an allocation of

                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2003 and 2002

            administrative expenses paid by the Plan. Allocations are made based upon participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      (f)   VESTING

            Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings (losses) thereon is based on years of service. A participant is 100 percent vested after four years of credited service as follows:

YEARS OF SERVICE  VESTED PERCENTAGE
Less than 2               0%
2                        33
3                        67
4 or more               100

      (g)   PAYMENT OF BENEFITS

            On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account.

      (h)   FORFEITURES

            At December 31, 2003 and 2002, nonparticipant-directed unallocated forfeited accounts totaled $1,223 and $1,212, respectively. These accounts may be used first to pay any expenses payable for the plan year and then shall be used to reduce employer contributions. The increase is attributable to interest and dividends earned on nonparticipant-directed unallocated forfeited accounts of $11 for the year ended December 31, 2003.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   BASIS OF ACCOUNTING

            The financial statements of the Plan are prepared under the accrual basis of accounting.

      (b)   INVESTMENT VALUATION AND INCOME RECOGNITION

            All investment options, except for Participant Notes Receivable, are stated at fair value as reported by the Trustee. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant Notes Receivable are valued at cost which approximates fair value.

            Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2003 and 2002

      (c)   ADMINISTRATIVE EXPENSES

            Administrative expenses are paid by the Company.

      (d)   USE OF ESTIMATES

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      (e)   PAYMENT OF BENEFITS

            Benefits are recorded when paid.

(3)   INVESTMENTS

      The following table separately identifies those investments which represent five percent or more of the Plan's net assets with an "*".

                                                 2003        2002
                                              ---------     -------
Mutual Funds:
  Puritan Fund                                $  11,181 *    11,961 *
  Equity Income Fund                              4,908       9,848 *
  Large Cap Stock Fund                           16,511 *    17,088 *
  U.S. Bond Index Fund                           17,813 *    22,871 *
  Freedom 2010 Fund                              63,617 *    45,934 *
  Freedom 2030 Fund                              28,588 *    19,921 *
  Other                                          18,993      16,371
Retirement Money Market Portfolio Fund (1)       27,828 *    28,522 *
Participant Notes Receivable                      3,024       1,937
                                              ---------     -------
                                              $ 192,463     174,453
                                              =========     =======

      (1) Includes nonparticipant-directed unallocated forfeited accounts of $1,223 and $1,212 at December 31, 2003 and 2002, respectively.

      For the Plan years ended December 31, 2003 and 2002, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $24,953 and depreciated in value by $16,668, respectively.

(4)   RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity holds the Plan assets and therefore, these transactions qualify as party-in-interest. No fees were paid by the Plan for investment management services for the years ended December 31, 2003 and 2002.

                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2003 and 2002

(5)   PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6)   TAX STATUS OF THE PLAN

      The Puerto Rico Department of Treasury has determined and informed the Company by letter dated June 14, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

      During 2003, employee contributions of $305 and the related employer matching contribution of $25 were not remitted to the Plan due to an administrative oversight in the calculation of contributions. The Plan Sponsor contributed these amounts to the Plan in June 2004. Accordingly, the expected payment was recognized as an employer's contribution receivable in the statement of net assets available for benefits at December 31, 2003.

      During 2002, employee contributions of $2,193 and the related employer matching contribution of $339 were not remitted to the Plan due to an administrative oversight. The Plan Sponsor contributed these amounts to the Plan in June 2004. Accordingly, the expected payment was recognized as an employer's contribution receivable in the statement of net assets available for benefits at December 31, 2003 and 2002.

(7)   AMENDMENTS

      During 2003, the Plan was amended to remove the York International Stock Fund as an investment option. This amendment was effective August 1, 2003, and as of the end of the Plan year no assets were held in the investment option.

(8)   PROHIBITED TRANSACTION

      During 2003, the Plan Sponsor failed to remit participant deferrals in a timely manner for the month of January. The untimely remittance of participant deferrals resulted in delinquent participant deferrals of $3,515. In June 2004, the Plan Sponsor performed voluntary corrective procedures by calculating the interest due on the delinquent deferrals and remitting the amounts to the Plan.

                                                                      SCHEDULE 1

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2003

                                                                                CURRENT
  IDENTITY OF ISSUER                 DESCRIPTION OF INVESTMENT                   VALUE
----------------------   ------------------------------------------------       --------
* Fidelity Investments   Puritan Fund                                           $ 11,181
* Fidelity Investments   Equity Income Fund                                        4,908
* Fidelity Investments   OTC Portfolio Fund                                        6,810
* Fidelity Investments   Overseas Fund                                             1,481
* Fidelity Investments   Large Cap Stock Fund                                     16,511
* Fidelity Investments   Freedom Income Fund                                         533
* Fidelity Investments   Freedom 2010 Fund                                        63,617
* Fidelity Investments   Freedom 2020 Fund                                         4,374
* Fidelity Investments   Freedom 2030 Fund                                        28,588
* Fidelity Investments   Retirement Money Market Portfolio Fund (1)               27,828
* Fidelity Investments   Spartan U.S. Equity Index Fund                            5,795
* Fidelity Investments   U.S. Bond Index Fund                                     17,813
                         *Participant Notes Receivable (interest of 9.0%)          3,024
                                                                                --------
                                                                                $192,463
                                                                                ========

* Party-in-interest

(1) Includes nonparticipant-directed unallocated forfeited accounts at cost and current value of $1,223.

See report of independent registered public accounting firm.

                                                                      SCHEDULE 2

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

    Schedule H, Line 4a - Schedule of Delinquent Participation Contributions

                                December 31, 2003

                                      TOTAL THAT CONSTITUTE NONEXEMPT
                                         PROHIBITED TRANSACTIONS
                            --------------------------------------------------
                                                                                   TOTAL FULLY
                                            CONTRIBUTIONS      CONTRIBUTIONS     CORRECTED UNDER
PARTICIPANT CONTRIBUTIONS   CONTRIBUTIONS     CORRECTED     PENDING CORRECTION     VFCP AND PTE
 TRANSFERRED LATE TO PLAN   NOT CORRECTED   OUTSIDE VFCP          IN VFCP             2002-51
-------------------------   -------------   -------------   ------------------   ---------------
        $ 3,515               $  3,515          $  --             $  --               $ --

See report of independent registered public accounting firm.

                                 EXHIBIT INDEX

EXHIBIT NO.                                 DOCUMENT
-----------       ------------------------------------------------------------
    23            Consent of Independent Registered Public Accounting Firm

    32            Certification Pursuant to 18 U.S.C. Section 1350 as Adopted
                  Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002